Exhibit 99.7

ARRIS RESOURCES INC.
1250 West Hastings Street
Vancouver, BC V6E 2V4	CNSX: AAS.U
Tel: 604-687-0879 Fax: 604-408-9301	FSE: IGN3
info@arrisresources.com	OTCBB: ARRR.F

Press Release

Arris Resources Announces Private Placement

Not for dissemination into the U.S. or to U.S. newswire services

Vancouver, British Columbia, April 7, 2009: Arris Resources Inc. (CNSX: AAS.U) announces that the company intends to raise up to US$250,000 in a private placement of up to 2,500,000 units at a price of US$0.10 per unit. Each unit will consist of a common share and a common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase, for a period of two years, an additional common share at an exercise price of US$0.13.  The proceeds from the private placement will be used to increase the Company’s working capital.

The Company may pay a finder’s fee or commission in connection with the private placements.

The Company also announces that it has granted 1,250,000 incentive stock options to various officers, directors and consultants under the terms of the Company’s Stock Option Pl an at an exercise price of US$0.15 per share expiring on April 7, 2014.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lucky Janda”

Lucky Janda, President

For information on ARRIS RESOURCES INC. please contact:
Lucky Janda, President
Tel.: (604) 687-0879
Email: info@arrisresources.com

Except for historic information, the matters discussed in this document contain certain forward-looking statements. These statements involve known and unknown risks, delays, uncertainties and other factors not under the Corporation’s control that may cause actual results, levels of activity, performance or achievements to be materially different from the results, levels of activity, performance, achievements or expectations expressed or implied by these forward-looking statements.